Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

Paltalk, Inc.

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$17,530,000	(1)(2)	$0.0001531	$2,683.84
Fees Previously Paid	$-		-	$-
Total Transaction Valuation	$17,530,000		-	$-
Total Fees Due for Filing	-		-	$2,683.84
Total Fees Previously Paid	-		-	$-
Total Fee Offsets	-		-	$-
Net Fee Due	-		-	$2,683.84

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on the sum of (i) $9.0 million, which consists of (a) maximum aggregate cash consideration of $4.0 million estimated to be paid by Paltalk, Inc. (“Registrant”) in connection with the completion of the transactions contemplated by that certain Agreement and Plan of Merger (the “Acquisition Agreement”), dated as of August 11, 2024, by and among the Registrant, PALT Merger Sub 1, Inc., PALT Merger Sub II, LLC, Newtek Technology Solutions, Inc. and NewtekOne, Inc. (“Newtek”), assuming that no adjustments to the purchase price will be required and (b) $5.0 million, which represents a potential earnout payment payable to Newtek, (ii) $7.18 million, which represents 4,000,000 shares of the Registrant’s Series A Non-Voting Common Equivalent Stock, which are convertible on a one-for-one basis into the Registrant’s common stock, par value $0.001 per share (“common stock”), that will be issued to Newtek as partial consideration for the transactions contemplated by the Acquisition Agreement, multiplied by $1.795, which is the average of the high and low price per share of the common stock as reported on The Nasdaq Capital Market on November 5, 2024, and (iii) $1.35 million, which represents the maximum aggregate cash consideration estimated to be received by the Registrant in connection with the completion of the transactions contemplated by that certain Asset Purchase Agreement, dated as of November 7, 2024, by and among the Registrant, certain of the Registrant’s subsidiaries party thereto and Meteor Mobile Holdings, Inc. (the “Divestiture Agreement”), assuming that no adjustments to the purchase price will be required and no earnout payments are paid to the Registrant pursuant to the Divestiture Agreement, as the amount of such earnout payments are not determinable as of the date hereof.

(2)	In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the sum of the proposed maximum aggregate value of the transactions calculated in footnote (1) above by 0.0001531.